SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 9)*
Arconic Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
03965L100
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 9, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

16,352,683

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

16,352,683

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,352,683

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,749,450

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,749,450

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,749,450

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,749,450

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,749,450

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,749,450

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher L. Ayers

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

100

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

100

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elmer L. Doty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles M. Hall

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bernd F. Kessler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Patrice E. Merrin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada and Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned ("Amendment No. 9").  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 9, 2017, Elliott filed a definitive proxy statement with the Commission to solicit proxies to elect individuals to the Issuer's Board at the Issuer's Annual Meeting.  A copy of the definitive proxy statement is available on the SEC website (http://www.sec.gov) and at www.newarconic.com.

Item 5.	Interest in Securities of the Issuer.
                  Item 5(a) is hereby amended and restated to read as follows:

(a) As of the close of business on March 10, 2017, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 13.2% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 440,535,657 shares of Common Stock outstanding as of February 23, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2017.
As of the close of business on March 10, 2017, Elliott beneficially owned 16,352,683 shares of Common Stock, constituting approximately 3.7% of the shares of Common Stock outstanding.
As of the close of business on March 10, 2017, Elliott International beneficially owned 34,749,450 shares of Common Stock, constituting approximately 7.9% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 34,749,450 shares of Common Stock beneficially owned by Elliott International, constituting approximately 7.9% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 51,102,133 shares of Common Stock, constituting approximately 11.6% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.6% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
As of the close of business on March 10, none of the Nominees, other than Mr. Ayers directly owns any securities of the Issuer.  As of the close of business on March 10, 2017, Mr. Ayers beneficially owns 100 shares of Common stock, constituting less than 1% of the shares of Common Stock outstanding.
Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 as it relates to Larry A. Lawson is hereby amended and restated to read as follows:
On January 31, 2017, Elliott entered into a Consulting Agreement (the "Consulting Agreement") with Larry A. Lawson.  The Consulting Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Elliott has engaged Mr. Lawson as a consultant based on the belief that Mr. Lawson should be a leading candidate for the Board to consider to become the Company's CEO. Mr. Lawson most recently served as President, Chief Executive Officer and a director of Spirit AeroSystems, the largest Tier 1 designer and manufacturer of metal and carbon fiber aero-structures for commercial and military aircraft, from April 2013 through July 2016. During his time leading Spirit AeroSystems and in prior positions with Lockheed Martin Corporation and its predecessor companies, Mr. Lawson gained extensive executive leadership experience with multinational aerospace and manufacturing companies, and significant knowledge relative to aircraft manufacturing, business development, engineering operations, international marketing and performance-based logistics. Elliott has engaged Mr. Lawson, at its own expense, because it understands the value of finding a highly-in-demand operating executive with such a superb track record and directly relevant experience who would be available to lead the kind of turnaround necessary at Arconic.
Pursuant to the Consulting Agreement, Mr. Lawson has agreed to perform certain consulting, advisory and other services to Elliott, including with respect to Elliott International's nomination of the Nominees for election to the Board and the anticipated proxy solicitation in connection therewith. In February, the parties clarified that those services are limited to providing information to Elliott, Arconic's shareholders, proxy advisory services and/or the public concerning Mr. Lawson's prospective service as a CEO of Arconic, and how he believes he could improve Arconic's performance. The parties also agreed that Elliott was not asking Mr. Lawson to, and that Mr. Lawson would not: provide, use, or rely upon any trade secrets or confidential information belonging to Spirit AeroSystems or any information he obtained during his tenure at Spirit AeroSystems; provide or disclose to Elliott, or analyze for Elliott, information regarding the manufacture, fabrication, maintenance, repair, overhaul, or modification of aerostructures and aircraft components; assist with the ownership, management, operation, or control of Arconic; advise Elliott concerning Arconic's relationship with Spirit AeroSystems, including but not limited to any potential competition with Spirit AeroSystems; or provide, use, or rely upon any information inconsistent with Mr. Lawson's obligations under any agreements with Spirit AeroSystems. Elliott has agreed to pay Mr. Lawson $100,000 per calendar month during the term of the agreement, which is to expire on May 31, 2017; provided, that (i) Mr. Lawson may terminate the Consulting Agreement immediately upon written notice to Elliott, (ii) following May 31, 2017 and the payment of the fee due on August 1, 2017 (if applicable and as explained further below), Elliott may terminate the Consulting Agreement immediately upon written notice to Mr. Lawson, and (iii) unless written notice of non-renewal is provided prior to the expiration of the then effective term, the Consulting Agreement shall automatically extend for successive periods of three calendar months. Further, Elliott has agreed to pay Mr. Lawson a lump sum of $1,000,000 on the date of such agreement, and if Mr. Lawson becomes the Chief Executive Officer of the Company on or prior to July 31, 2017, Mr. Lawson is required to use the after-tax proceeds from such lump sum payment to purchase shares of Common Stock on the public market within fifteen (15) days of such date, subject to applicable trading restrictions imposed by the Company. Elliott has also agreed to pay Mr. Lawson an additional fee of $3,000,000 on August 1, 2017 to the extent he is not named as Chief Executive of the Company on or prior to July 31, 2017.
In connection with the Consulting Agreement, Elliott and Mr. Lawson also entered into an Indemnification Agreement pursuant to which Elliott has agreed to indemnify Mr. Lawson for certain potential claims, losses and expenses.  The Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
99.1	Consulting Agreement
99.2	Indemnification Agreement

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	March 10, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.
By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President
By:	/s/ Elliot Greenberg
Elliot Greenberg,
As attorney-in-fact for Christopher L. Ayers, Elmer L. Doty, Charles M. Hall, Bernd F. Kessler, and Patrice E. Merrin